Alexco Resource Corp.
(an exploration stage company)

Consolidated Financial Statements
For the three months ended
September 30, 2006 and 2005 (unaudited)
(expressed in Canadian dollars)

Alexco Resource Corp.
(an exploration stage company)
Consolidated Balance Sheets - unaudited

(expressed in Canadian dollars)

	September 30,	June 30,
	2006	2006
	$	$
Assets
Current assets
Cash and cash equivalents	9,545,793	11,760,752
Restricted cash (notes 4 and 7)	595,090	595,090
Accounts receivable	948,414	823,291
Interest and GST receivable	396,447	346,937
Prepaid expenses and other current assets	74,533	88,679
	11,560,277	13,614,749
Restricted cash (notes 4 and 7)	11,762,114	11,665,950
Property, plant and equipment (note 5)	492,546	373,649
Mineral properties and deferred exploration costs (note 4)	19,111,456	15,904,205
Intangible assets (note 6)	1,060,142	1,135,717
	43,986,535	42,694,270
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,401,146	1,493,638
Taxes payable	77,401	65,014
	2,478,547	1,558,652
Asset retirement obligation (note 7)	1,145,526	1,208,729
Future income tax liability	769,280	777,560
Other reclamation liability (note 8)	8,413,801	8,234,231
	12,807,154	11,779,172
Shareholders’ Equity
Capital stock (note 9)	32,144,246	31,684,515
Warrants	341,531	421,800
Stock-based compensation	2,146,308	2,205,701
Deficit	(3,452,704)	(3,396,918)
	31,179,381	30,915,098
	43,986,535	42,694,270
Nature of operations (note 1)
Commitments (note 11)
Subsequent events (note 14)

Approved by the Board of Directors

______________________________________________ Director	______________________________________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statements of Earnings and Deficit - unaudited

(expressed in Canadian dollars)

	Three months ended
		September 30,
	2006	2005
	$	$

Revenue
Consulting revenue	1,330,738	49,125

Cost of services
Consulting costs	929,887	27,750

Gross profit	400,851	21,375

Expenses
Accretion – reclamation, Brewery Creek	12,087	9,038
Amortization	108,195	113,136
Business development	113,751	182,717
Foreign exchange (gain) loss	(524)	16,396
Office	131,358	21,931
Professional fees	88,969	37,004
Salaries and contractors	112,732	46,453
Regulatory fees	10,987	1,240
Travel	49,324	2,901

	626,879	430,816

Loss before other items	(226,028)	(409,441)

Other items
Interest income	232,962	45,688
Gain on reduction of reclamation liability	-	60,000
Miscellaneous income	-	815

Earnings (loss) before income tax	6,934	(302,938)

Income tax (note 13)	62,720	-

Loss for the period	(55,786)	(302,938)

Deficit - Beginning of period	(3,396,918)	(711,486)

Deficit - End of period	(3,452,704)	(1,014,424)

Basic and diluted loss per share	(0.00)	(0.02)

Weighted average number of common shares outstanding	28,226,654	13,995,345

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statement of Cash Flows - unaudited

(expressed in Canadian dollars)

	Three months ended
		September 30,
	2006	2005
	$	$

Cash flows from operating activities
Loss for the period	(55,786)	(302,938)
Items not affecting cash
Amortization	108,195	113,136
Accretion - reclamation	12,087	9,038
Gain on reduction of reclamation liability	-	(60,000)

	64,496	(240,764)
Expenditures for reclamation and closure	(75,290)	(150,025)
Changes in non-cash working capital balances
Accounts receivable	(125,123)	(8,943)
Interest and GST receivable	(49,510)	-
Prepaid expenses and other current assets	14,146	(89,429)
Accounts payable and accrued liabilities	55,852	129,338

	(115,429)	(359,823)

Cash flows from investing activities
Investment in mineral properties and deferred exploration costs	(2,257,682)	(69,325)
Increase in restricted cash	(96,164)	(3,682)
Purchase of property, plant and equipment	(65,752)	(73,676)

	(2,419,598)	(146,683)

Cash flows from financing activities
Proceeds from redemption of warrants	204,868	-
Proceeds from exercise of options	115,200	-

	320,068	-

Decrease in cash and cash equivalents	(2,214,959)	(506,506)

Cash and cash equivalents - Beginning of period	11,760,752	2,902,314

Cash and cash equivalents - End of period	9,545,793	2,395,808

Supplementary cash flow information:

Cash received for interest	224,669	24,817
Accrued mineral properties and deferred exploration costs	770,000	-
Accrued purchase of property, plant and equipment	85,763	-

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

1	Nature of operations

Alexco Resource Corp. (“Alexco” or the “Company”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005 pursuant to sale and assignment agreements with NovaGold Canada Inc. (“NovaGold”), Viceroy Minerals Corporation (“Viceroy”) and Asset Liability Management Group ULC (“ALM”) where the Company acquired assets in exchange for cash and common shares valued at a price of $0.67 per share in three separate transactions which all closed on March 15, 2005.

The Company conducts mineral exploration in Canada in the Yukon Territory and northern British Columbia. Alexco also performs reclamation and remediation of mine sites using its rights to certain patents and the expertise acquired by its officers. The Company’s main source of funding has been from equity placements.

2	Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of Alexco Resource Corp. and its wholly owned subsidiaries, 650399 BC Ltd., Elsa Reclamation and Development Company Ltd. (“ERDC”) and Access Mining Consultants Ltd. (“Access”). All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements included in the Company’s 2006 audited consolidated financial statements filed on Sedar and have been consistently followed in the preparation of these consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company 2006 audited consolidated financial statements.

3	Business acquisition

On June 30, 2006, the Company completed the business acquisition of Access Mining Consultants Ltd. (“Access”). Access is an environmental consulting firm headquartered in Whitehorse, Yukon Territory.

Under a plan of arrangement, the Company acquired 100% of the outstanding common shares in exchange for $1 million in cash and 383,978 common shares.

The transaction was accounted for using the purchase method using the fair value of all assets and liabilities as at June 30, 2006. Non-competition agreements have been assigned a fair value of $201,217 and reflected as intangibles whereas historic data relating to the Keno Hill mine site has been assigned a fair value of

(1)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

$2,136,028 and has been capitalized to mineral properties and deferred exploration costs. The non-competition agreements are being amortized on a straight-line basis over its estimated life of four years.

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.

The date of the acquisition used for accounting purposes is June 30, 2006 being the closing date of the share purchase agreement and the date consideration was formally exchanged. The preliminary allocation of the purchase price of Access based on management’s estimate of fair values is as follows:

$

Purchase price
Cash	1,000,000
Shares issued - 383,978	1,000,000
Transaction costs	35,047

2,035,047

Net assets acquired from Access
Cash	54,691
Accounts receivable	636,036
Prepaid expenses	7,299
Property, plant and equipment	198,177
Mineral properties and deferred exploration costs	2,136,028
Non-competition agreements	201,217
Accounts payable and accrued liabilities	(355,827)
Income tax payable	(65,014)
Future income tax liability	(777,560)

2,035,047

4	Mineral properties and deferred exploration costs

(2)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

		Expenditures
		and
	June 30,	acquisition	September 20,
	2006	costs	2006
	$	$	$
Brewery Creek (a)	2,572,623	30,613	2,603,236
Keno Hill (b)	12,033,631	3,115,664	15,149,295
McQuesten	1,185,010	250	1,185,260
Other	112,941	60,724	173,665

	15,904,205	3,207,251	19,111,456

a)	Brewery Creek

The Company has entered into a letter agreement with NovaGold granting NovaGold a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. Under the terms of the agreement, within 60 days of the Company incurring a minimum of $750,000 in expenditures on the Brewery Creek property, the Company will deliver to NovaGold a report as to the results of such expenditures. NovaGold will have 60 days following receipt of the report to give notice that it wishes to exercise the back-in right. The back-in right will be exercisable by NovaGold upon its commitment to pay $500,000 to the Company over a four-year period and to spend $1,750,000 on the Brewery Creek property over a five-year period.

During fiscal period ending September 30, 2006, the Company incurred $30,613 (June 30, 2006 - $676,101) in exploration expenditures.

b)	Keno Hill

On February 10, 2006, Alexco announced that it had assigned to its wholly owned subsidiary, ERDC, its interest in the Purchase Agreement with the Interim Receiver to purchase the assets of United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”). The Company has accounted for the purchase price of $410,000 as a cost of acquisition for the Keno Hill property.

The Purchase Agreement was structured with an “Initial Closing”, executed on April 18, 2006, and a “Final Closing” to occur 10 business days following receipt by ERDC of a Water License. ERDC will have until October 18, 2009 to obtain a Water License (note 14). A further 12-month extension may be granted by the Interim Receiver at its discretion. Ownership and title of the UKHM assets will be conveyed to ERDC on Final Closing. Beyond the $10 million described below, in a separate agreement (“the Sub-agreement”) between Alexco, ERDC, the Government of Canada and the Government of Yukon, the federal government indemnifies ERDC and Alexco for all liabilities arising directly or indirectly as a result of the pre-existing condition of the UKHM site. ERDC has also been granted access to the UKHM site to conduct an extensive exploration program.

In a separate agreement with the Government of Yukon, ERDC as a paid contractor will assume responsibility for the environmental care and maintenance of the UKHM site until Final Closing. After Final Closing, governments and ERDC will agree to the annual cost for care and maintenance. ERDC will be responsible for environmental care and maintenance of the UKHM site and will bear an increasing portion of such costs.

(3)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

ERDC has deposited $10 million into a trust account on behalf of the federal government to be used after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site. These funds have been classified as restricted cash. The Company has accounted for required contribution to the trust fund as a cost of acquisition for the Keno Hill property and recorded a related liability of $8,413,801 representing the $10 million trust fund deposit due on Final Closing discounted to Initial Closing at a rate of 8% (note 8).

ERDC and the governments will jointly develop a reclamation plan and a baseline environmental study for the UKHM site, with ERDC and the federal government sharing the plan development costs.

ERDC is to contribute to a separate reclamation trust a portion of any future proceeds from sales of existing assets as well as a 1.5% Net Smelter Return royalty to a maximum of $4 million from any future production from the UKHM site.

The Sub-agreement includes a number of termination provisions including provisions obliging ERDC to deposit $1.8 million into a separate reclamation trust if either ERDC in its discretion elects to terminate the Sub-agreement or if ERDC, after using all commercially reasonable efforts, is unable to obtain a Water Licence by the fourth anniversary of Initial Closing. After Final Closing, ERDC can terminate the Sub-agreement without penalty if the federal government does not obtain necessary Treasury Board approvals to fund the reclamation of the UKHM site. In both these scenarios, the $10 million trust account would be returned to Alexco.

Alexco continued the drilling program started in June, with two machines drilling approximately 6,550 metres. During the period ending September 30, 2006, the Company incurred $3,115,664 (June 30, 2006 - $12,033,631) in exploration expenditures.

(4)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

5	Property, plant and equipment

			2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	130,556	36,036	94,520
Furniture and equipment	154,094	54,406	99,688
Computer hardware	134,166	85,650	48,516
Computer software	51,143	23,156	27,987
Leasehold improvements	258,553	36,718	221,835

	728,512	235,966	492,546

			June 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	124,441	29,610	94,831
Furniture and equipment	95,165	49,379	45,786
Computer hardware	134,166	74,469	59,697
Computer software	50,434	18,571	31,863
Leasehold improvements	172,790	31,318	141,472

	576,996	203,347	373,649

6	Intangible assets

The Company recorded amortization during September 30, 2006 in the amount of $75,576 (June 30, 2006 - $280,334). Contracts have been fully amortized as at June 30, 2006.

	September 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201,218	12,576	188,642
Patents	1,260,000	388,500	871,500

	1,501,218	441,076	1,060,142

(5)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

			June 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201,217	-	201,217
Patents	1,260,000	325,500	934,500
Contracts	40,000	40,000	-

	1,501,217	365,500	1,135,717

7	Asset retirement obligations (“AROs”)

The Company’s AROs consist of costs associated with reclamation and closure activities at the Brewery Creek property.

Although the ultimate amount to be incurred is uncertain, the total liability for the ARO is estimated to be $1,243,550 (June 30, 2006 - $1,318,840), on an undiscounted basis. The total liability for the ARO is calculated to be $1,145,526 (June 30, 2006 - $1,208,729)) reflecting payments for approximately the next 13 years. There is no ARO on any of the Company’s other exploration properties.

	September 30,	June 30,
	2006	2006
	$	$

Balance - Beginning of year	1,208,729	1,690,913

Accretion expenses	12,087	63,737
Reclamation expenditures	(75,290)	(363,758)
Change in expected future cash flows	-	(182,163)

Balance - End of year	1,145,526	1,208,729

The Company has $2,209,290 on deposit in trust for the Government of Yukon as collateral for reclamation work at Brewery Creek and expects to have $595,090 transferred to general funds during the fiscal year ended June 30, 2007. These funds have been classified as restricted cash.

(6)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

8	Other reclamation liability

ERDC has deposited $10 million into a trust account on behalf of the federal government to be used after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site (note 4). Based on management’s expectations, $8,084,590 was recorded to the liability representing the payment due at Final Closing discounted at 8%.

	September 30,	June 30,
	2006	2006
	$	$

Balance - Beginning of year	8,234,231	-

Additions incurred during the year	-	8,084,590
Accretion of liability	179,570	149,641

Balance - End of year	8,413,801	8,234,231

Accretion of $179,570 (June 30, 2006 - $149,641) for the Keno Hill liability has been capitalized to mineral properties and deferred exploration costs.

9	Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of	Ascribed
	shares	value
		$

Balance at June 30, 2005	13,995,345	9,324,240

For cash and fair value pursuant to public share offerings	8,427,128	16,902,513
For cash and fair value pursuant to warrant agreements	5,332,741	4,398,250
For cash and fair value pursuant to option agreements	50,000	59,512
To purchase Access (note 3)	383,978	1,000,000

Balance at June 30, 2006	28,189,192	31,684,515

For cash and fair value pursuant to warrant agreements (a)	103,400	285,138
For cash and fair value pursuant to option agreements (b)	75,000	174,593

Balance at September 30, 2006	28,367,592	32,144,246

(7)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

a)	Share purchase warrants

	September 30, 2006		June 30, 2006

				Weighted
		Weighted		average
	Number of	average	Number of	exercise price
	warrants	exercise price	warrants	$
		$

Balance - Beginning of year	441,278	2.17	5,264,000	0.80

Granted	-	-	510,019	2.08
Exercised	(103,400)	1.98	(5,332,741)	0.81

Balance - End of year	337,878	2.23	441,278	2.17

Share purchase warrants outstanding at September 30, 2006 and June 30, 2006:

September 30, 2006			June 30, 2006
	Weighted	Weighted		Weighted	Weighted
	average	average		average	average
Number	exercise	remaining	Number	exercise	remaining
outstanding	price	life	outstanding	price	life
	$	(years)		$	(years)

80,045	1.50	0.32	131,259	1.50	0.58
66,862	2.35	0.53	82,979	2.35	0.78
190,971	2.50	0.57	227,040	2.50	0.82

337,878	2.23	0.50	441,278	2.17	0.74

The initial fair value of all outstanding warrants as at September 30, 2006 is $341,531 (June 30, 2006 - $421,800).

(8)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

The fair values of warrants granted have been estimated using an option pricing model which is based on Black-Scholes. During fiscal period ending September 30, 2006, the Company issued no share purchase warrants. Assumptions used in the pricing model are as provided below:

June 30, 2006

Risk-free interest rate	3.15% - 4.28%
Expected life	1 year
Expected volatility	55% - 75%
Expected dividends	-

b)	Stock options

The Company has a stock option plan (the “Plan”) that was approved by the Company’s shareholders on January 9, 2006. It allows the Company to grant up to 10% of the issued and outstanding common shares at the time of the grant. Under the Plan, a total of 2,395,000 common shares has been reserved for the grant of options. Options have a maximum term of seven years.

The initial fair value of all outstanding stock options as at September 30, 2006 is $2,146,308 (June 30, 2006 - $2,205,701).

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

	September 30, 2006		June 30, 2006

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Balance - Beginning of year	2,345,000	1.96	1,025,000	0.80

Granted	-	-	1,370,000	2.79
Exercised	(75,000)	1.54	(50,000)	0.80

Balance - End of year	2,270,000	1.98	2,345,000	1.96

(9)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

Stock options outstanding at September 30, 2006 and June 30, 2006:

September 30, 2006			June 30, 2006
	Weighted	Weighted		Weighted	Weighted
	average	average		average	average
Number	exercise	remaining	Number	exercise	remaining
outstanding	price	life	outstanding	price	life
	$	(years)		$	(years)

945,000	0.80	3.71	975,000	0.80	3.96
220,000	1.50	6.22	250,000	1.50	6.47
1,105,000	3.08	6.64	1,120,000	3.08	6.89

2,270,000	1.98	5.38	2,345,000	1.96	5.63

The fair values of options granted have been estimated using an option pricing model which is based on Black-Scholes. During fiscal period ending September 30, 2006, the Company issued no stock options. Assumptions used in the pricing model are as provided below:

June 30, 2006

Risk-free interest rate	3.87% - 4.13%
Expected life	4 years
Expected volatility	55% - 75%
Expected dividends	-

10	Related party transactions

a)

The Company recorded $115,500 (2005 - $78,762) in consulting fees to ALM, which was related by having one director and one officer in common. At September 30, 2006, accounts payable and accrued liabilities include $41,810 (2006 - $43,101) owing to ALM.

b)

The Company recorded $193,875 (2005 - $12,600) in technical service fees to NovaGold Resources Inc., which was related by having two directors in common. At September 30, 2006, accounts payable and accrued liabilities include $73,142 (2006 - $160,777) due to NovaGold Resources Inc.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

(10)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

11	Commitments

The Company has entered into various lease contracts for office space, motor vehicles and office equipment with various terms expiring over five years.

Required minimum payments as at September 30, 2006 are as follows:

$

2007	153,908
2008	197,395
2009	176,304
2010	134,689
2011	131,166
Thereafter	-

793,462

12	Segmented information

The Company’s operating segments, based on the Company’s two distinct business activities include exploration and consulting in the environmental and reclamation fields. Each of the reportable segments has senior executives responsible for the performance of the segment.

	Three months ended September 30, 2006(unaudited)
	Reclamation
	and
	remediation
	consulting	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	1,330,738	-	-	1,330,738
Interest income	111,579	-	121,383	232,962
Expenses	941,974	-	506,597	1,448,571
Amortization	108,195	-	-	108,195

Segment earnings (loss)	392,148	-	(385,214)	6,934

Total assets	4,812,936	19,111,456	20,062,143	43,986,535

(11)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended September 30, 2006 and 2005 (unaudited)

(expressed in Canadian dollars)

	Three months ended September 30, 2005(unaudited)
	Reclamation
	and
	remediation
	consulting	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	49,125	-	-	49,125
Interest income	45,688	-	-	45,688
Expenses and other items	150,467	-	134,148	284,615
Amortization	73,000	40,136	-	113,136

Segment loss	(128,654)	(40,136)	(134,148)	(302,938)

Total assets	4,093,702	3,904,780	2,539,576	10,538,058

All of the Company’s property, plant and equipment is located and revenue earned in Canada.

The Company recorded revenue from three customers representing 10% or more of total sales in the amounts of $639,000, $172,000 and $154,000 respectively.

13	Income taxes

The provision of income taxes is comprised of the following:

	September 30,	September 30,
	2006	2005
	$	$

Current
Provision for current income tax	71,000	-
Future
Provision for future income tax	(8,280)	-

Total	62,720	-

14	Subsequent events

a)	On October 18, 2006 the Company formally applied for a water license for the Keno Hill property.

b)	The Company is in the process of negotiating the purchase of several large pieces of mobile equipment to be used in the cleanup of the Keno Hill property and has committed to expenditures of $58,000.

(12)